2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES SUCCESSFUL BID FOR RIO NARCEA
AND EXTENDS EXPIRY TIME OF OFFER TO AUGUST 10

July 17, 2007 (TSX: LUN; OMX: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that 120,537,264 shares of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), representing approximately 71.2% of the Rio Narcea shares outstanding, have been tendered to Lundin Mining’s amended offer, announced on June 29, 2007. In addition, 14,787,870 share purchase warrants were deposited to the amended offer. In combination, the shares and warrants tendered under the offer total approximately 71% of the fully diluted shares outstanding. Under the terms of the amended offer, Rio Narcea shareholders and warrant holders will receive Cdn$5.50 for each share and Cdn $1.04 for each warrant tendered to the bid. The amended offer expired on July 16, 2007 at 6:00 p.m. Pacific Time.

All of the conditions of the offer having now been satisfied, Lundin Mining, through its wholly-owned subsidiary, has taken up all of the Rio Narcea shares and warrants that were tendered to the offer.

Karl-Axel Waplan, President and CEO of Lundin Mining commented, "We are very pleased with the successful outcome of the offer and would like to thank Rio Narcea shareholders and warrant holders for their support. This transaction is in line with our corporate goals to grow the Company, increase value for our shareholders and further establish ourselves as a major global mining house in the base metals sector. The acquisition, which includes the Aguablanca nickel-copper mine, will add significant cash flow to our production portfolio, while introducing nickel to the Lundin Mining commodity mix. Rio Narcea’s qualified staff will be a great addition to our team and we look forward to working with them to develop Aguablanca to its full extent."

In order to provide Rio Narcea shareholders and warrant holders who have not yet tendered to the offer, with more time to do so, the Company has extended the expiry time of the offer to 6:00 p.m. (Pacific Time) on August 10, 2007. A Notice of Extension will be mailed to such shareholders and warrant holders as soon as practicable and will be made available on SEDAR under www.sedar.com.

In connection with the acquisition of Rio Narcea, the Company has acquired the Tasiast gold mine in Mauritania. Lundin Mining proposes to sell the Tasiast mine pursuant to an option agreement signed with Red Back Mining Inc. (RBI: TSX). Completion of the Tasiast sale is anticipated in early August.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Ozernoe zinc project in Russia and the Tenke Fungurume copper/cobalt project in the DRC.

Lundin Mining Corporation
News Release

Forward Looking Statement

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

For further information, please contact:

Karl-Axel Waplan, President and CEO: +46-70-510 4239
Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842